ALLGREEN PROPERTIES LIMITED

02 APR 18

02028518

File No. 82-4959

Date: 21 MAR 2002

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

dlw 4/19

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 28 OF 21.03.2002
Announcement No. 29

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	20/03/2002
Date of change of interest:	18/03/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.20
No. of shares held before change:	243,730,210
% of issued share capital:	23.21
No. of shares held after change:	243,530,210
% of issued share capital:	23.19

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	243,730,210	0
% of issued share capital:	23.21	0
No. of shares held after change:	243,530,210	0
% of issued share capital:	23.19	0
Total shares:	243,530,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 21/03/2002 to the SGX

MASNET No. 29 OF 21.03.2002
Announcement No. 30

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	20/03/2002
Date of change of interest:	18/03/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.20
No. of shares held before change:	224,370,774
% of issued share capital:	21.37
No. of shares held after change:	224,170,774
% of issued share capital:	21.35

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	183,009,554	41,361,220
% of issued share capital:	17.43	3.94
No. of shares held after change:	182,809,554	41,361,220
% of issued share capital:	17.41	3.94
Total shares:	182,809,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 21/03/2002 to the SGX

MASNET No. 31 OF 21.03.2002
Announcement No. 32

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	20/03/2002
Date of change of interest:	19/03/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CPD: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	89,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	89,000 @$1.20
No. of shares held before change:	243,530,210
% of issued share capital:	23.19
No. of shares held after change:	243,441,210
% of issued share capital:	23.18

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	243,530,210	0
% of issued share capital:	23.19	0
No. of shares held after change:	243,441,210	0
% of issued share capital:	23.18	0
Total shares:	243,441,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 21/03/2002 to the SGX

File No. 82-4959

MASNET No. 34 OF 21.03.2002
Announcement No. 35

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	20/03/2002
Date of change of interest:	19/03/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	89,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	89,000 @$1.20
No. of shares held before change:	224,170,774
% of issued share capital:	21.35
No. of shares held after change:	224,081,774
% of issued share capital:	21.34

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	182,809,554	41,361,220
% of issued share capital:	17.41	3.94
No. of shares held after change:	182,720,554	41,361,220
% of issued share capital:	17.4	3.94
Total shares:	182,720,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies

Submitted by Ms Isoo Tan, Company Secretary on 21/03/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

'02 APR 16

File No. 82-4959

INTER-OFFICE MEMORANDUM

To	:	Directors Allgreen Properties Limited
From	:	Company Secretary
Date	:	22 March 2002
Re	:	Allgreen Properties Limited ("APL") - Full Year Financial Statement and Dividend Announcement

---

We forward herewith for your information, a copy of APL's Full Year Financial Statement and Dividend Announcement released on 22 March 2002.

Regards,

Isoo Tan

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel: 733 2822 Fax: 738 3800 Telex: RS 22822 KUOKS
Internet Website: http://www.allgreen.com.sg

cc: U.S. Securities and Exchange Commission
Ms Rani Doyle

MASNET No. 51 OF 22.03.2002
Announcement No. 51

ALLGREEN PROPERTIES LIMITED

Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 December 2001.
These figures have been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Latest year 31 December 2001	Previous year 31 December 2000	Change	Latest year 31 December 2001	Previous year 31 December 2000	Change
1.(a)	Turnover	332,428	399,494	(16.79)	29,501	29,793	(0.98)
1.(b)	Investment income	0	0	nm	0	0	nm
1.(c)	Other income including interest income	4,360	5,283	(17.47)	14,672	13,962	5.09
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	129,659	161,866	(19.90)	38,405	23,493	63.47
2.(b)(i)	Interest on borrowings	(20,205)	(19,431)	3.98	(6,021)	(4,027)	49.52
2.(b)(ii)	Depreciation and amortisation	(2,121)	(2,840)	(25.32)	(169)	(127)	33.07
2.(b)(iii)	Foreign exchange gain/(loss)	192	264	(27.27)	0	0	nm
2.(c)	Exceptional items	0	0	nm	0	0	nm
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	107,525	139,859	(23.12)	32,215	19,339	66.58

		Group			Company		
		S$'000		%	S$'000		%
		Latest year 31 December 2001	Previous year 31 December 2000	Change	Latest year 31 December 2001	Previous year 31 December 2000	Change
2.(e)	Income derived from associated companies	382	39	nm	0	0	nm
2.(f)	Less income tax	(23,921)	(34,658)	(30.98)	(5,964)	(5,517)	8.10
2.(g)(i)	Operating profit after tax before deducting minority interests	83,986	105,240	(20.20)	26,251	13,822	89.92
2.(g)(ii)	Less minority interests	(10,994)	(13,226)	(16.88)	0	0	nm
2.(h)	Operating profit after tax attributable to members of the company	72,992	92,014	(20.67)	26,251	13,822	89.92
2.(i)(i)	Extraordinary items	0	0	nm	0	0	nm
2.(i)(ii)	Less minority interests	0	0	nm	0	0	nm
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	nm	0	0	nm
2.(i)(iv)	Transfer (to)/from Exchange Reserve	0	0	nm	0	0	nm
2.(i)(v)	Transfer (to)/from Capital Reserve	0	2,810	nm	0	2,758	nm
2.(i)(vi)	Transfer (to)/from Reserve Fund	0	0	nm	0	0	nm
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	72,992	92,014	(20.67)	26,251	13,822	89.92

	Group Figures: Latest year	Group Figures: Previous year
3.(a) Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	25.26%	26.34%
3.(b) Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	4.75%	6.04%
3.(c) Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
(i) Based on existing issued share capital cts	6.95	8.76
(ii) On a fully diluted basis	n/a	n/a
3.(d) Earnings per share based on 2(j) above:- (i) Based on existing issued share capital cts	6.95	8.76
(ii) On a fully diluted basis	n/a	n/a
3.(e) Net tangible asset backing per ordinary share	1.46	1:45

	Group			Company		
	S$'000		%	S$'000		%
	Latest year 31 December 2001	Previous year 31 December 2000	Change	Latest year 31 December 2001	Previous year 31 December 2000	Change
4.(a) Sales reported for first half year	165,974	153,486	8.14	25,401	27,239	(6.75)
4.(b) Operating profit [2(g)(i) above] reported for first half year	45,212	43,165	4.74	18,816	8,312	nm
4.(c) Sales reported for second half year	166,454	246,008	(32.34)	4,100	2,554	60.53
4.(d) Operating profit [2(g)(i) above] reported for second half year	38,774	62,075	(37.54)	7,435	5,510	34.94

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There was an adjustment for net over provision of tax in respect of prior years amounting to S$1,247,000.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
NIL	

5.(d) Any other comments relating to Paragraph 5

During the current financial year, the Group adopted full provision for deferred tax liability in accordance with SAS 12 (2001) - Income Taxes. Previously, the Group used the partial allocation basis of deferred tax accounting which is allowed under SAS 12 - Accounting for taxes on Income. This has resulted in additional deferred tax of S$5.4 million during the period under review and an adjustment of S$16 million to the opening retained earnings as the new policy is applied retrospectively. Of the $16 million, $10 million relates to year 2000. Accordingly, previous year's tax charge of $25 million was restated at $35 million, and the Group's net attributable profit of $102 million reported previously was restated at $92 million.

6. <u>Segmental Results</u>

Group Figures by Activities						
	Turnover			Profit before interest and tax		
	S$'000		%	S$'000		%
	Latest Year 31 December 2001	Previous Year 31 December 2000	Change	Latest Year 31 December 2001	Previous Year 31 December 2000	Change
Development properties	206,569	277,627	(25.59)	61,774	90,367	(31.64)
Investment properties	113,159	115,692	(2.19)	71,092	74,683	(4.81)
Others	12,700	6,175	nm	2,330	2,400	(2.92)
Head office expenses	0	0	nm	(7,084)	(8,121)	(12.77)
Total	332,428	399,494	(16.79)	128,112	159,329	(19.59)

Group Figures by Geographical Location						
	Turnover			Profit before tax		
	S$'000		%	S$'000		%
	Latest Year 31 December 2001	Previous Year 31 December 2000	Change	Latest Year 31 December 2001	Previous Year 31 December 2000	Change
Singapore	332,428	399,494	(16.79)	127,813	159,720	(19.98)
Others	0	0	nm	299	(391)	nm
Total	332,428	399,494	(16.79)	128,112	159,329	(19.59)

7.(a) Review of the performance of the company and its principal subsidiaries

The Group's turnover declined by 16.79% in year 2001 as compared to year 2000 due to a 25.59% decline in progress receipts from sales of development properties from S$277.6 million to S$206.6 million. Contributions from development properties in year 2001 came mainly from Claremont at Killiney Road, Pavilion Park at Bukit Batok, Horizon Gardens and Horizon Green at Ang Mo Kio, Queens at Stirling Road and Binjai Crest at Jalan Kampong Chantek.

The Group's depreciation and amortisation declined by 25.32% in year 2001 compared with year 2000 mainly due to pre-operating expenses of an investment property being fully amortised in year 2000.

The Group's net attributable profit decreased by 20.67% to S$73.0 million from S$92.0 million mainly due to the lower turnover from development properties.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

No events have arisen between the end of the year and the date of this report which would materially affect the results of operations of the Group and Company for the year ended 31 December 2001.

8. Commentary on current year prospects

The weak market sentiment that prevailed in the first half of the year 2001 was worsened by the September 11 terrorist attacks in the United States. However, in the fourth quarter of year 2001, the use of deferred payment schemes by developers, coupled with the price cuts, succeeded in bringing homebuyers back to the residential property market.

As we begin year 2002, there is increasing evidence to suggest that the market has bottomed out, starting with the mass market segment. We took advantage of the improved sentiment to successfully relaunch in January, the balance 433 unsold units at Queens.

With improving market prospects and barring any unforeseen circumstances, we expect year 2002 results to be better than that achieved in year 2001.

9. Dividend

(a) Present Period

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	6 % per ordinary share (3 cents per share) less tax
Par value of shares	S$0.50
Tax Rate	24.5%

(b) Previous Corresponding Period

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	6 % per ordinary share (3 cents per share) less tax
Par value of shares	S$0.50
Tax Rate	24.5%

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	23,783	23,783
Preference	0	0
Total:	23,783	23,783

(d) Date payable

Subject to shareholders' approval at the Annual General Meeting to be held on 17 May 2002 at 10.30 am, the final dividend in respect of the financial year ended 31 December 2001 will be paid on 19 June 2002.

(e) Books closing date

Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 17 May 2002 at 10.30 am, the Share Transfer Books and Register of Members of the Company will be closed from 6 June 2002 to 7 June 2002, both dates inclusive. Duly completed transfers received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 pm on 5 June 2002 will be registered to determine shareholders' entitlement to the

proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividend will be paid by the Company to CDP which will in turn distribute entitlements to shareholders.

(f) Any other comments relating to Paragraph 9

In compliance with the revised SAS 10, final dividend proposed is presented as a separate component of shareholders' equity instead of as a liability.

10. Balance sheet

As at 31 December

	Group			Company		
	S$'000		%	S$'000		%
	2001	2000	Change	2001	2000	Change
Fixed assets	7,012	7,847	(10.64)	636	786	(19.08)
Investment properties	1,434,800	1,474,950	(2.72)	0	0	nm
Deposits paid	0	13,754	nm	0	13,754	nm
Subsidiary companies	0	0	nm	1,640,233	1,445,449	13.48
Associated companies	6,459	7,763	(16.80)	3,510	3,510	0
Current assets	1,675,547	1,479,245	13.27	1,847	194,801	(99.05)
Total assets	3,123,818	2,983,559	4.70	1,646,226	1,658,300	0.73
Share capital	525,000	525,000	0	525,000	525,000	0
Reserves	658,585	695,837	(5.35)	348,551	348,551	0
Retained profits	352,639	303,430	16.22	516,623	514,155	0.48
Minority interests	283,102	243,246	16.39	0	0	nm
Current liabilities	244,457	549,297	(55.50)	156,052	169,281	(7.81)
Non-current liabilities	1,060,035	666,749	58.99	100,000	101,313	(1.30)
Total equity and liabilities	3,123,818	2,983,559	4.70	1,646,226	1,658,300	(0.73)

11. Details of any changes in the company's issued share capital

Subsequent to the end of the last financial year, there were no changes to the issued share capital of the Company.

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001		As at 30/6/2001	
Secured	Unsecured	Secured	Unsecured
116,196,000	45,600,000	146,914,000	55,596,000

(b) Amount repayable after one year

As at 31/12/2001		As at 30/6/2001	
Secured	Unsecured	Secured	Unsecured
901,394,000	100,000,000	869,244,000	100,000,000

(c) Any other comments relating to Paragraph 12

As at 31 December 2001, the Group has contingent liabilities for indemnities given to financial institutions for performance guarantees granted, totalling S$341 million. Subsequent to year end, the amount is increased by S$155 million to S$496 million due to indemnities to financial institutions for the purpose of offering a deferred payment scheme to purchasers of a development property.

BY ORDER OF THE BOARD

Ms Isoo Tan
Company Secretary
22 March 2002

02 APR 18

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 22 MAR 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 53 OF 22.03.2002
Announcement No. 53

ALLGREEN PROPERTIES LIMITED

Change of Financial Controller

The Board of Directors of Allgreen Properties Limited ("the Company") wishes to announce that Ms Julie Chan Hui Kheng has resigned as Financial Controller of the Company with effect from 31 March 2002 and Ms Felicia Ng Siew Hiang will succeed her as the Financial Controller with effect from 1 April 2002.

The Board wishes to record its appreciation to Ms Julie Chan for her invaluable contributions to the Company.

Submitted by Ms Isoo Tan, Company Secretary on 22/03/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 23 MAR 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 2 OF 23.03.2002
Announcement No. 2

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	22/03/2002
Date of change of interest:	20/03/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	127,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	127,000 @$1.22
No. of shares held before change:	243,441,210
% of issued share capital:	23.18
No. of shares held after change:	243,314,210
% of issued share capital:	23.17

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	243,441,210	0
% of issued share capital:	23.18	0
No. of shares held after change:	243,314,210	0
% of issued share capital:	23.17	0
Total shares:	243,314,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 23/03/2002 to the SGX

MASNET No. 3 OF 23.03.2002
Announcement No. 3

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	22/03/2002
Date of change of interest:	20/03/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	127,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	127,000 @$1.22
No. of shares held before change:	224,081,774
% of issued share capital:	21.34
No. of shares held after change:	223,954,774
% of issued share capital:	21.33

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	182,720,554	41,361,220
% of issued share capital:	17.4	3.94
No. of shares held after change:	182,593,554	41,361,220
% of issued share capital:	17.39	3.94
Total shares:	182,593,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 23/03/2002 to the SGX

MASNET No. 4 OF 23.03.2002
Announcement No. 4

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder: Kerry Group Limited

Date of notice to company: 22/03/2002

Date of change of interest: 21/03/2002

Name of registered holder:
CDP: Noblespirit Corporation (see Note 1)
CDP: Jaytech Limited (see Note 1)
CDP: Kerry Holdings Limited (see Note 1)
CDP: Comfort Assets Limited (see Note 1)
CDP: Shangri-La Hotel Limited (see Note 1)

Circumstance giving rise to the change: Others
Please specify details: Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	150,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	150,000 @$1.21
No. of shares held before change:	243,314,210
% of issued share capital:	23.17
No. of shares held after change:	243,164,210
% of issued share capital:	23.16

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	243,314,210	0
% of issued share capital:	23.17	0
No. of shares held after change:	243,164,210	0
% of issued share capital:	23.16	0
Total shares:	243,164,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 23/03/2002 to the SGX

MASNET No. 5 OF 23.03.2002
Announcement No. 5

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	22/03/2002
Date of change of interest:	21/03/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	150,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	150,000 @$1.21
No. of shares held before change:	223,954,774
% of issued share capital:	21.33
No. of shares held after change:	223,804,774
% of issued share capital:	21.31

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	182,593,554	41,361,220
% of issued share capital:	17.39	3.94
No. of shares held after change:	182,443,554	41,361,220
% of issued share capital:	17.38	3.94
Total shares:	182,443,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

File No. 82-4959

Submitted by Ms Isoo Tan, Company Secretary on 23/03/2002 to the SGX